September 26, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Plains GP Holdings, L.P.
Registration Statement on Form S-1
Filed July 29, 2013
File No. 333-190227

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Plains GP Holdings, L.P. (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of Class A shares representing limited partner interests in the Partnership (“Class A shares”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Class A shares to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Class A shares to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Partnership’s Registration Statement on Form S-1, File No. 333-190227 (the “Registration Statement”).

The Offering terms include a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of September 26, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $22.00 to $25.00 per Class A share, with a midpoint of $23.50 per share. In the Offering, the Partnership proposes to sell up to 147,200,000 Class A shares, including up to 19,200,000 Class A shares that may be purchased by the underwriters pursuant to their option to purchase additional Class A shares. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future amendment to the Registration Statement.

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Securities and Exchange Commission

September 26, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By: PAA GP HOLDINGS LLC, its general partner

	By:	/s/ Richard K. McGee
	Name:	Richard K. McGee
	Title:	Executive Vice President,
General Counsel and Secretary
Enclosures

cc:	Paul Monsour
Timothy Levenberg
David P. Oelman
Alan Beck
Joshua Davidson
Jason Rocha
Al Swanson